AEGON N.V.

P.O. Box 202 2501 CE The Hague (The Netherlands)
	Division of Corporation Finance		50, AEGONplein
	U.S. Securities and Exchange Commission		2591 TV The Hague
	Attn. Mr. J. B. Rosenberg		Telephone +31 70 344 32 10
	Senior Assistant Chief Accountant		Fax +31 70 347 52 38
100-F Street, N.E.
Washington, D.C. 20549-6010
United States of America

Our reference	Your reference	Direct Dial	The Hague
	File number 001-10882		December 5, 2007

Dear Mr. Rosenberg,

We thank you for your letter dated November 20, 2007 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2006.

We set forth below our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

The responses to your letter are numbered to correspond to the numbered comments in that letter.

Form 20-F for the year ending December 31, 2006

Item 5. Operating and Financial Review, page 54

5.2 Application of Critical Accounting Policies, page 54

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired, page 57

1.	Refer to your response to our comment 1. Please confirm that you will provide the disclosure provided in your response in future filings.

Response:

We confirm that we will provide the disclosure as included in our response in future filings.

18.2.2 Changes in accounting and presentation policies, page 191

Refer to your response to our comment 2 and your current disclosure. With regards to the change in presentation of cash flows from “purchases and sales of financial assets (excluding derivatives and financial assets and fair value through profit and loss)” refer to paragraphs 16 (c) and (d) of IAS 7 and for investments in real estate, refer to paragraph 16(a) and (b) of IAS 7. These transactions, although for the benefit of meeting your contractual obligations to policyholders and contract holders, do not appear to be those held for dealing or trading purposes to meet the criteria to be classified as an operating activity. In addition, paragraph 14 of IAS 7 states that “ Some transactions, such as the sale of an item of plant, may give rise to a gain or loss which is included in the determination of profit or loss. However, the cash flows relating to such transactions are cash flows from investing activities.”

With regards to your change in presentation of cash flows for “Real estate held for own use,” it is unclear how real estate held for own use is a principal revenue producing activity that is related to transactions with policyholders and contract holders. In addition, based on the definition provided in paragraph 5 of IAS 40, real estate held for own use appears to meet the definition of investment property and therefore should be presented in the statement of cash flows as such. Unless real estate held for own use represents property for sale in the ordinary course of business, the cash flow from these transactions as operating cash flows do not appear appropriate nor does the classification of these assets.

Based on the discussion above, it remains unclear to us how your current presentation complies with IAS 7. Please clarify for us how your presentation complies with IAS 7.

Response:

In deciding on the appropriate classification of cash flows arising from purchases and sales of financial assets, AEGON considered, among others, the principles in paragraphs 11 and 14 to 16, the definitions in paragraph 6, and the explanatory examples of cash flows from operating and investing activities in paragraphs 14 and 16 of IAS 7.

Paragraph 6 of IAS 7 essentially states that operating activities consists of two components, namely (1) the principal revenue-producing activities of the entity and (2) other activities that are not investing or financing activities. Investing activities, on the other hand, are defined as “the acquisition and disposal of long-term assets and other investments not included in cash equivalents”. As described in our earlier response, we believe our primary revenue-generating activities to consist of the entering into insurance and investment contracts with policyholders and contract holders and subsequently investing the premiums and deposits received over the life of those contracts to meet the obligations resulting from these contracts. As such, we note that for insurance companies there is a possibility of an overlap between operating activities and investment activities with respect to the investing of premiums and deposits; the acquisition of financial assets could meet both the definition of operating activities and the definition of investing activities. Paragraph 15 of IAS 7 discusses one such example, namely cash advances and loans made by financial institutions. The standard notes that financial institutions will usually classify these assets as operating activities “since they relate to the main revenue-producing activity of that entity”. We believe this is equally applicable to other types of financial assets (e.g., bonds, shares) that an insurance enterprise may invest in as part of their main revenue producing activity.

We evaluated whether the definition of operating activities in paragraph 6 or the examples in paragraph 16 should be given greater weight when deciding on the appropriate classification. IAS 7 provides principles with examples. When determining the appropriate classification of cash flows, we applied the principles in IAS 7 and did not deem the examples to be prescriptive classifications limiting operating and investing activities to only those noted in the examples. Instead we considered them to be illustrations of the principles included in the standard. According to the principle in paragraph 11 “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business.” Given our definition of primary revenue-generating activities, as reflected above, we believe the presentation of cash flows arising from purchases and sales of financial assets as operating would be most appropriate to our business.

Apart from financial assets, policyholder premiums and deposits are also invested in property, either directly or via real estate investment funds. Although paragraph 14 of IAS 7 notes that the sale of a plant is a cash flow from investing activities, we concluded that – similar to the conclusion reached on the classification of financial assets – cash flows arising from the purchase and sale of investment property should be classified as operating based on AEGON’s definition of principal revenue-producing activities.

We confirm your observation that the real estate held for own use appears to meet the definition that is provided of investment property in paragraph 5 of IAS 40. However, pursuant to paragraph 15 of IAS 40, we concluded that IFRS required us to present this property in our consolidated financial statements as real estate held for own use. For classification in the cash flow statement, we believe the principle in paragraph 11 of IAS 7 allows us to present all cash flows arising from the purchase and sale of property in the same way as the financial assets described above, as they have the same business substance, regardless of their classification in the balance sheet.

Prior to the accounting change made in 2006, we classified cash flows relating to financial assets held at fair value through profit or loss (“FVtPL) as operating activities and cash flows relating to financial assets carried at amortized cost or as available for sale securities (“AFS”) at fair value with unrealized changes in fair value recognized directly in shareholders’ equity, as investing activities. In connection with our analysis of IAS 7 in connection with our change in presentation, we concluded that all of the above financial assets are held for the same business purpose and that the balance sheet classification of the reported financial assets (e.g., as FVtPL vs. AFS) should not be relevant when determining the classification in the cash flow statement. Given the considerations described above, we decided to classify all cash flows arising from purchases and sales of financial assets as operating.

In conclusion, we believe that the classification of cash flows as operating or investing should be determined based on the general principle in paragraph 11 of IAS 7 (which allows entities to present its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business) and that the definition of operating activities in paragraph 6 is most relevant in determining the classification of cash flows as arising from operating or investing activities. We therefore believe the classification of cash flows relating to the purchase and sales of assets allocated to insurance and investment contracts as arising from operating activities is appropriate as these cash flows are the result of transactions that we consider to be part of our “principal revenue-producing activities”.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer